Media release

Exhibit 99.21

Rio Tinto successfully completes $1.5 billion on-market share buy-back

27 December 2017

Rio Tinto has successfully completed its $1.5 billion buy-back of Rio Tinto plc shares, comprised of the $500 million and $1 billion on-market share buy-back programmes announced on 8 February 2017 and 2 August 2017 respectively.

Rio Tinto will today commence a further $1.925 billion1 on-market buy-back of Rio Tinto plc shares, to be completed no later than 31 December 2018.

During 2017 Rio Tinto has announced cash returns to shareholders of $8.2 billion, comprising $4.2 billion of dividends and $4 billion of share buy-backs.

Rio Tinto chief executive J-S Jacques said “We are continuing to demonstrate our commitment to deliver superior returns for our shareholders. Our world-class assets, complemented by a strong balance sheet and disciplined capital allocation process, have provided the base for these cash returns. Just as importantly, the business is positioned for continued superior shareholder returns in the short, medium and long term.”

Notes to editors:

1 This represents the remaining portion of the $2.5 billion share buy-back programme announced on 21 September 2017, returning the Coal & Allied sale proceeds to shareholders. Please refer to the announcement by Rio Tinto on 21 September 2017 for further information on this buy-back. It follows the successful completion of the A$750 million ($575 million at transacted rate) off-market buy-back of Rio Tinto Limited shares on 13 November 2017.

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